Exhibit 21.1

SUPERIOR UNIFORM GROUP, INC.

List of Subsidiaries

As of December 31, 2008, the Registrant directly owned the following subsidiaries.

Fashion Seal Corporation	Las Vegas, Nevada
Superior Office Solutions	Las Vegas, Nevada
The Office Gurus LTDA De C.V., a subsidiary of Superior Office Solutions and Fashion Seal Corporation	El Salvador